FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 6, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AU Optronics Corp. Monthly Sales Report - September 2003”, dated October 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 6, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AU Optronics Corp. September 2003 Sales Reached NT$10.5 billion

Issued by: AU Optronics Corp.
Issued on: October 6, 2003

Hsinchu, Taiwan, October 6, 2003 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a world’s leading supplier in TFT-LCD panels, today announced a new record month for consolidated net sales and shipment in September 2003. Consolidated net sales revenue in September 2003 reached historical high of NT$10,503 million, the fifth consecutive record month, while unconsolidated net sales totaled NT$9,761 million.

Contributed by the smooth ramp-up process of the Company’ new Gen. 5 production facility, AUO’s large size panel shipment (incl. LCD TV panels) in September marked the 7th consecutive monthly highs to 1.11 million. In addition, unit shipment for small & medium size panels reached the 3-million milestone to ship 3.07 million in September, setting the sixth straight month of record highs. For the third quarter of 2003, over 3.1 million large size panels were shipped, representing a 12.5% growth over second quarter, while more than 7.6 million small and medium size panel shipment was recorded, achieving a robust 61.3% Q-o-Q growth.

Consolidated revenue rose 13.3% from August to September, while consolidated revenues for the third quarter of 2003 increased 19.0% Q-o-Q to NT$28,381 million. For the first nine months of 2003, accumulated consolidated and unconsolidated net sales totaled NT$70,491 million and NT$65,527 million, respectively.

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
September 2003	10,503	9,761
August 2003	9,274	8,595
M-o-M Growth	13.3%	13.6%
Year-to-Date	70,491	65,527
Third Quarter 2003	28,381	26,335
(1):	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2):	Year 2003 figures have not been audited, prepared by AU Optronics Corp.
(3):	Including AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”).
(4)	Numbers changed to reflect the adjustments made by auditors for 1H 2003 Audited Consolidated Financial Statements.

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com